Exhibit 99.1

KICKING OFF 2018 WITH ANOTHER RECORD QUARTER
ON THE WAY TO ANOTHER GREAT YEAR

•	Total shipments of 2,128 units, up 125 units (+6.2%)

•	Net revenues at Euro 831 million, up 1.3% (+6.3% at constant currencies)

•	EBITDA(1) of Euro 272 million, margin at 32.8%

•	EBIT of Euro 210 million, 370 bps margin increase to 25.3%

•	Net profit up 19.4% to Euro 149 million

•	Net industrial debt(1) down Euro 60 million to Euro 413 million (Euro 383 million excluding share buyback)

•	Capital Market Day in the first half of September 2018

(In Euro million unless otherwise stated)	For the three months ended
	March 31,
	2018	2017	Change
Shipments (in units)	2,128	2,003	125	6%
Net revenues	831	821	10	1%
EBITDA(1)	272	242	30	13%
Adj. EBITDA(1)	272	242	30	13%
EBIT	210	177	33	19%
Adj. EBIT(1)	210	177	33	19%
Net profit	149	124	25	19%
Basic earnings per share (in Euro)	0.78	0.65	0.13	19%
Diluted earnings per share (in Euro)	0.78	0.65	0.13	19%

(Euro million)	Mar. 31,	Dec. 31,	Change
	2018	2017
Net industrial debt(1)	(413)	(473)	60

2018 Outlook confirmed
The Group is expecting the following performance in 2018:
•    Shipments: > 9,000 including supercars
•    Net revenues: > Euro 3.4 billion
•    Adjusted EBITDA: ≥ Euro 1.1 billion
•    Net industrial debt(2): < Euro 400 million
•    Capital Expenditures: ~ Euro 550 million

1 Refer to specific note on Non-GAAP financial measures
2 Including a dividend distribution to the holders of common shares and excluding potential share repurchases

Maranello (Italy), May 3, 2018 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(3) for the first quarter ended March 31, 2018.
Shipments(4)

(units)	For the three months ended
	March 31,
	2018	2017	Change
EMEA	1,103	1,034	69	7%
Americas	569	545	24	4%
China, Hong Kong and Taiwan, on a combined basis	183	161	22	14%
Rest of APAC	273	263	10	4%
Total Shipments	2,128	2,003	125	6%

Shipments totaled     2,128 units in Q1 2018, up 125 units or +6.2% vs. prior year. This achievement was driven by a 23.5% increase in sales of our 12 cylinder models (V12), while the 8 cylinder models (V8) were in line with prior year. The V12 strong performance was led by the 812 Superfast. This was partially offset by the F12berlinetta phase-out as well as the F12tdf that completed its lifecycle in 2017 and lower sales of LaFerrari Aperta that is about to finish its limited series run. V8 performance was supported by the 488 family as well as the GTC4Lusso T and partially offset by the phase-out of the California T. Deliveries of the newly launched Ferrari Portofino will start in Q2 2018.
All regions contributed positively. EMEA(4) grew almost 6.7%, with Italy, France and UK up double-digit, while Germany recorded mid single-digit growth. Americas(4) increased by 4.4% and Rest of APAC(4) was up 3.8%. China, Hong Kong and Taiwan(4), on a combined basis, were up 13.7%.

3 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
4 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan includes, on a combined basis: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

Total net revenues

(Euro million)	For the three months ended
	March 31,
	2018	2017	Change
Cars and spare parts(5)	612	581	31	5%
Engines(6)	77	104	(27)	(27%)
Sponsorship, commercial and brand(7)	125	123	2	2%
Other(8)	17	13	4	35%
Total net revenues	831	821	10	1%

Net revenues for Q1 2018 reached Euro 831 million, an increase of Euro 10 million or +1.3% (+6.3% at constant currencies) from prior year. Revenues in Cars and spare parts(5) (Euro 612 million) were up 5.2% vs. prior year, supported by higher volumes led by the 812 Superfast as well as the 488 and the GTC4Lusso families. Mix was positive thanks to V12 models along with greater contribution from personalization programs and pricing. This was partially offset by negative FX, the California T and F12berlinetta phase-out as well as the F12tdf that completed its lifecycle in 2017 and lower sales of LaFerrari Aperta that is about to finish its limited series run. Engines(6) revenues (Euro 77 million, -26.5%) posted a decrease in sales to Maserati due to lower engine volumes and a different production schedule. Sponsorship, commercial and brand(7) revenues (Euro 125 million, +2.3%) were up Euro 2 million thanks to an increase in sponsorship and higher 2017 championship ranking compared to 2016, partially offset by FX. Other(8) revenues (Euro 17 million, +34.9%) increased primarily thanks to the Ferrari Financial Services.

5 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
6 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
7 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
8 Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

(Euro million)	For the three months ended
	March 31,
	2018	2017	Change
Adjusted EBITDA(1)	272	242	30	13%
Adjusted EBITDA margin	32.8%	29.5%	+330 bps
Adjusted EBIT(1)	210	177	33	19%
Adjusted EBIT margin	25.3%	21.6%	+370 bps

Q1 2018 Adjusted EBIT(1) was Euro 210 million, up Euro 33 million (+18.5%) vs. prior year. This was a result of higher volumes (Euro 24 million) thanks to the 812 Superfast, the 488 and the GTC4Lusso families together with positive contribution from personalization programs. This was partially offset by the California T and the F12berlinetta phase-out, as well as the F12tdf that completed its lifecycle in 2017. Mix was positively impacted (Euro 15 million) by strong performance from V12 models and pricing increases. Research and development costs and industrial costs decreased Euro 1 million mainly due to lower spending in F1 activities as well as industrial costs, partially offset by higher R&D expenses to support product range and components innovation for hybrid technology. SG&A was lower than prior year (Euro 7 million) mainly due to lower charges in connection with the equity incentive plan. FX, including positive hedges (Euro 13 million), had a negative impact (Euro 38 million) mainly due to USD and GBP depreciation versus Euro. Other increased (Euro 24 million) mainly due to higher sponsorship revenues and higher 2017 championship ranking compared to 2016, as well as a pronouncement on a prior year's legal dispute.

The tax rate was reduced to 27.9% in 2018 from 28.5% in 2017. This was mostly due to the effect of increased cap for deductions related to eligible research and development costs as well as increased depreciations of fixed assets in accordance with the Italian tax legislation.

As a result of the items described above, net profit for Q1 2018 was Euro 149 million, up Euro 25 million (+19.4%).

Industrial free cash flow(1) for the three months ended March 31, 2018 was Euro 95 million, driven by strong adjusted EBITDA(1). This was partially offset by capex, negative change in net working capital, payment of employees’ bonuses and interest payments in connection with bond interests maturities. Tax advance payments, for 2018, will impact future quarters.

Net industrial debt(1) at March 31, 2018 decreased to Euro 413 million from Euro 473 million at December 31, 2017 thanks to strong industrial free cash flow(1) generation, including Euro 30 million of share buyback. Dividend payment will impact future quarters.

2018 Outlook confirmed
The Group is expecting the following performance in 2018:

•	Shipments: > 9,000 including supercars

•	Net revenues: > Euro 3.4 billion

•	Adjusted EBITDA: ≥ Euro 1.1 billion

•	Net industrial debt: < Euro 400 million, including a dividend distribution to the holders of common shares and excluding potential share repurchases

•	Capital Expenditures: ~ Euro 550 million

Mid-term Outlook confirmed
After thoroughly reviewing its current portfolio and all of its product development initiatives, the Group is targeting an adj. EBITDA performance of Euro 2 billion and Euro 1.2 billion in industrial free cash flow no later than 2022 and to be net industrial debt free (after dividend/capital distributions and excluding share repurchases) no later than 2021.

Share buyback program
On February 9, 2018 the Company announced the launch of a share buyback program. The Company expects the program to involve the repurchase from time to time of up to Euro 100 million in common shares. The program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan approved in 2017.
As of today the total invested amount is approx. Euro 30 million (approx. USD 37 million(9)) for a total amount of 307,856 common shares purchased.

488 Pista
On February 21st, 2018, the Group announced that it had selected the 88th edition of the Geneva International Motor Show for the world premiere of the Ferrari 488 Pista,

9 Translated at the official European Central Bank EUR/USD exchange rate as of the date of each purchase the Group’s successor to Ferrari’s V8-engined special series. The Ferrari 488 Pista marks a significant step forward from the previous special series in terms of both sporty dynamics and for the level of technological carryover from racing.

Formula 1
Scuderia Ferrari has worked diligently to be prepared for the 2018 season and the initial results are encouraging: five podiums in the first four races, with Sebastian Vettel winning two races so far.

Capital Market Day
Ferrari is pleased to announce that a Capital Market Day will be hosted in Maranello in the first half of September 2018.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 231 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2018 Outlook” and the “Mid-term outlook until 2022”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology, and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended
	March 31,
	2018	2017	Change
Net profit	149	124	25
Income tax expense	57	49	8
Net financial expenses	4	4	-
Amortization and depreciation	62	65	(3)
EBITDA	272	242	30

(Euro million)	For the three months ended
	March 31,
	2018	2017	Change
EBITDA	272	242	30
Adjustments	-	-	-
Adjusted EBITDA	272	242	30

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

(Euro million)	For the three months ended
	March 31,
	2018	2017	Change
EBIT	210	177	33
Adjustments	-	-	-
Adjusted EBIT	210	177	33

Basic and diluted EPS

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2018	2017	Change
Net profit attributable to owners of the Company	148	124	24
Weighted average number of common shares (thousand)	188,846	188,948
Basic EPS (in Euro)	0.78	0.65	0.13
Weighted average number of common shares for diluted earnings per common share (thousand)	189,651	189,758
Diluted EPS (in Euro)	0.78	0.65	0.13

Net Industrial Debt is defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Mar. 31,	Dec. 31,
	2018	2017
Net industrial debt	(413)	(473)
Funded portion of the self-liquidating financial receivables portfolio	666	685
Net debt	(1,079)	(1,158)
Cash and cash equivalents	743	648
Gross debt	(1,822)	(1,806)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio.

(Euro million)	For the three months
	ended March 31,
	2018	2017
Cash flow from operating activities	210	150
Cash flows used in investing activities(10)	(121)	(72)
Free Cash Flow	89	78
Change in the self-liquidating financial receivables portfolio	6	(2)
Free Cash Flow from Industrial Activities	95	76

10 Cash flow used in investing activities for the three months ended March 31, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million

On May 3, 2018, at 5 p.m. CEST, management will hold a conference call to present the Q1 2018 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977